VOYA INVESTMENT MANAGEMENT 7337 EAST DOUBLETREE RANCH ROAD, SUITE 100 SCOTTSDALE, AZ 85258

June 26, 2014

VIA EDGAR

Ms. Amy Miller, Esq.

U.S. Securities and Exchange Commission

100 F. Street

Washington, D.C.  20549

RE:	Voya Prime Rate Trust (formerly, ING Prime Rate Trust)
(SEC File Nos. 333-180973, 811-05410)
(SEC File Nos. 333-180985, 811-05410)

Ms. Miller:

This letter responds to a comment provided by the Staff of the U.S. Securities and Exchange Commission (“Staff”) to Jay Stamper on June 25, 2014, for Post-Effective Amendment No. 4 to the Registration Statements on Form N-2 for Voya Prime Rate Trust (“Registrant”) filed on June 24, 2014. Our summary of the comments made to the Prospectuses and Statement of Additional Information and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

1.                                      Comment:                                     The Staff requested that the Registrant delete footnote 4 to the table entitled “Fees and Expenses of the Trust,” as the footnote calculates the expenses of the Trust on “managed assets” but no shareholder pays this lower ratio and the Staff believes this statement could be confusing or misleading.

Response:                                        Although the Registrant does not believe footnote 4 is misleading, the Registrant has removed the footnote as requested and this will be reflected in the Registrant’s 497(c) filing to be filed June 27, 2014.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2650.

Very truly yours,

/s/ Kristen Freeman
Kristen Freeman
Vice President and Counsel
Voya Investment Management — Voya Family of Funds

Attachment

Cc:	Huey P. Falgout, Jr.
Voya Investments, LLC

Jeffrey S. Puretz, Esq.
Dechert LLP

ATTACHMENT A

VOYA INVESTMENT MANAGEMENT 7337 EAST DOUBLETREE RANCH ROAD, SUITE 100 SCOTTSDALE, AZ 85258

June 26, 2014

VIA EDGAR

Ms. Amy Miller, Esq.

U.S. Securities and Exchange Commission

100 F. Street

Washington, D.C.  20549

RE:	Voya Prime Rate Trust (formerly, ING Prime Rate Trust)
(SEC File Nos. 333-180973, 811-05410)
(SEC File Nos. 333-180985, 811-05410)

Dear Ms. Miller:

Voya Prime Rate Trust (the “Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
Voya Investment Management — Voya Family of Funds

Attachment

cc:	Jeffrey S. Puretz, Esq.
Dechert LLP